Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO MRS. FIELDS' HOLDING COMPANY, INC.

	12/29/2001	12/30/2000	1/1/2000	1/29/1999	1/3/1998
FIXED CHARGES:
Interest on debt and capitalized leases	$21,896	$24,501	$23,842	$14,946	$7,527
Interest in rental expense	9,100	8,778	8,343	8,096	7,301

TOTAL FIXED CHARGES	$30,996	$33,278	$32,185	$23,042	$14,826

EARNINGS:
Consolidated net loss	$(21,450)	$(26,478)	$(14,218)	$(21,505)	$(624)
Consolidated provision for income taxes	49	3,841	218	316	655
Minority interest	(7)	26	(22)	(11)	(138)
Fixed charges	30,996	33,279	32,185	23,042	14,828

TOTAL EARNINGS:	$9,588	$10,668	$18,163	$1,842	$14,721

RATIOS OF EARNINGS TO FIXED CHARGES	N/A	N/A	N/A	N/A	N/A